SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NOVA MEASURING INSTRUMENTS LTD.
(Name of Issuer)
Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)
M7516K103
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M7516K103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
IDB Development Corporation Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Page 2 of 7 pages

CUSIP NO. M7516K103

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Eduardo Sergio Elsztain

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
34,255 *

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
34,255 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,255 *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.12%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 4. The 34,255 Ordinary Shares consist of (i) 32,754 Ordinary Shares held by Epsilon Investment House Ltd. ("Epsilon" and the “Epsilon Shares”), a subsidiary of Discount Investment Corporation Ltd., an Israeli public corporation (“Discount Investment”); and (ii) 521 Ordinary Shares held by Cellcom Israel Ltd. ("Cellcom" and the “Cellcom Shares”); and (iii) 980 Ordinary Shares held by Bay Side Land Corporation Ltd. ("Bay Side" and the "Bay Side Shares"), an indirect subsidiaries of Discount Investment

** Based on 27,965,030 Ordinary Shares outstanding as of December 31, 2019, as provided by the issuer.

Page 3 of 7 pages

Item 1.

(a)	Name of Issuer: NOVA MEASURING INSTRUMENTS LTD. (the "Issuer").

(b)	Address of Issuer’s Principal Executive Offices: Weizmann Science Park, Einstein St., Building 22, 2nd Floor, Ness-Ziona, Israel

Item 2.

(a)	Name of Person Filing: Eduardo Sergio Elsztain IDB Development Corporation Ltd.

(b)
Address of Principal Business Offices or, if none, Residence:

Eduardo Sergio Elsztain - 108 Bolivar St. (C1006AAD) Ciudad Autónoma de Buenos Aires, Argentina.
IDB Development Corporation Ltd. – ToHa Building, 114 Igal Alon St., Tel Aviv 6744320, Israel

(c)	Citizenship or Place of Incorporation: Mr. Elsztain - Argentina IDB Development Corporation Ltd. – Israel

(d)	Title of Class of Securities: Ordinary Shares, NIS 0.01 par value per share (the “Ordinary Shares”).

(e)	CUSIP Number: M7516K103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

Mr. Elsztain holds indirectly, through companies in his control (i) 100% of the shares of IDB Development, and (ii) 83.77% of the shares of Discount Investment. Discount Investment holds 68.75% of the shares of Epsilon.Discount Investment holds 68.82% of the shares of Property and Building Corporation Ltd. which in turn holds 34.90% of the shares of Bay Side, and  100% of the shares of Koor Industries Ltd. which in turn holds 45.62% (47.92% of the voting rights) of the shares of Cellcom

All of the Epsilon Shares are held by portfolio management and/or mutual funds, which are managed by Epsilon Investment House Ltd. and/or Epsilon Mutual Funds Management (1991) Ltd. for the accounts of third-party clients. Epsilon Investment House Ltd. and Epsilon Mutual Funds Management (1991) Ltd. each operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts. Consequently, this Statement shall not be construed as an admission by Mr. Elsztain that he is the beneficial owner of Ordinary Shares held by Epsilon covered by this Statement and disclaims beneficial ownership of such shares.

(a)	Amount beneficially owned: see row 9 of cover page of the reporting person.

(b)	Percent of class: see row 11 of cover page of the reporting person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: see row 5 of cover page of the reporting person

(ii)	Shared power to vote or to direct the vote: see row 6 of cover page of the reporting person and note in Item 4 above.

(iii)	Sole power to dispose or to direct the disposition of: see row 7 of cover page of the reporting person

(iv)	Shared power to dispose or to direct the disposition of: see row 8 of cover page of the reporting person and note in Item 4 above

Page 4 of 7 pages

Item 5.
Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Eduardo Elsztain
IDB Development Corporation Ltd.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person Not applicable.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
CO - Discount Investment Corporation Ltd.
CO - Epsilon Investment House Ltd
CO - Koor Industries Ltd.
CO - Cellcom Israel Ltd.

CO - Property and Building Corporation Ltd
CO - Bay Side Land Corporation Ltd.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.     Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2020

EDUARDO SERGIO ELSZTAIN

BY: IDB DEVELOPMENT CORPORATION LTD.

BY:	/s/ Eran Saar /s/ Aaron Kaufman

Eran Saar and Aaron Kaufman, authorized signatories of  IDB DEVELOPMENT CORPORATION LTD., on behalf of Eduardo Sergio Elsztain, pursuant to an agreement annexed to the schedule 13G filed on May 18, 2018.

Page 6 of 7 pages

EXHIBIT NO.	DESCRIPTION

Exhibit 1
Authorization letter dated April 30, 2018 authorizing IDB Development Corporation Ltd. to file this Statement on Schedule 13G on behalf of the Reporting Person (incorporated by reference to Exhibit 1 of schedule 13G filed by the reporting persons on May 18, 2018).

Page 7 of 7 pages